Exhibit 99.10

Project Number: 2US043.005

Vancouver, B.C.

To:

Ontario Securities Commission

Alberta Securities Commission

Autorite des Marches Financiers

British Columbia Securities Commission

United States Securities and Exchange Commission

CONSENT OF QUALIFIED PERSON

I, Daniel Sepulveda, B.Sc., SME-RM, do hereby consent to the public filing by Sierra Metals Inc. (the “Company”) of the technical report titled “Updated Preliminary Economic Assessment, Bolivar Mine, Mexico” dated September 21, 2021, with an effective date of December 31, 2019 (the “Technical Report”).

Dated this 27th day of September 2021.

[“original signed and sealed”]

_______________________________________

Daniel Sepulveda, B.Sc., SME-RM

SRK Associate Consultant (Metallurgy)